Federated Equity Funds

Federated Investors Funds
4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

December 18, 2009

Keith O’Connell
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC  20549-4720

RE:         FEDERATED EQUITY FUNDS (“Registrant”)
Federated Capital Appreciation Fund
Federated Kaufmann Fund
Federated Kaufmann Large Cap Fund
Federated Kaufmann Small Cap Fund
Federated Market Opportunity Fund
Federated Mid Cap Growth Strategies Fund
Federated Strategic Value Fund
(Individually, “the Fund” and Collectively, “the Funds”)
1933 Act File No. 2-91090
1940 Act File No. 811-4017

Dear Mr. O’Connell:

The Registrant is filing this correspondence to respond to your comments on its Rule 485(a) Post-Effective Amendment No. 103 submitted via EDGAR on October 30, 2009.

GLOBAL COMMENTS – THE FUNDS

Under separate cover, the Registrant has previously mailed to you a revised set of revisions to the Funds’ fee tables, bar charts and average annual total return tables in response to your global comments Rule 485(a) filings submitted at the end of September 2009 for certain portfolios of Federated Fixed Income Securities, Inc., Federated Total Return Series, Inc. and Federated Equity Funds (“September Filings”).

Please note that the Registrant acknowledges your global disclosure comments as communicated in the September Filings as well as global disclosure comments communicated for the Funds and intends to comply with those comments as noted below.  Please note that the Registrant will bring to your attention promptly for discussion any disclosure matters in its Registration Statement which it believes may differ from those previously agreed upon changes.

Summary Section Disclosure Comments

1.
Investment Objective:  In accordance with your comment, Registrant will delete from the Item 3 disclosure the following sentence: "While there is no assurance that the Fund will achieve its investment objective, it endeavors to do so by following the strategies and policies described in this prospectus."

2.
Introductory Paragraph to the Fee Table:  In accordance with your comment, Registrant will delete the last sentence that includes cross-references to other prospectus sections that are not specific to more detail about breakpoints.

3.
Portfolio Turnover: In accordance with your comment, the Funds with active portfolio turnover disclosure will move the sentence, “The Fund actively trades its portfolio securities in an attempt to achieve its investment objective,” to the Investment Strategy section.

4.  Under “Fund Management,” in accordance with your comment to provide a specific title for the portfolio managers listed pursuant to Item 5(b) of Form N-1A, the Registrant has confirmed that “Portfolio Manager” or, as applicable, “Senior Portfolio Manager”, is the official designation used to describe the person(s) primarily responsible for day-to-day management of the Fund and is, therefore, an appropriate title pursuant to Item 5(b).

However, with respect to the Federated Kaufmann Fund, Federated Kaufmann Small-Cap Fund and Federated Kaufmann Large-Cap Fund, Lawrence Auriana and Hans Utsch are also designated as Co-Heads of the portfolio management team listed.  Therefore, we propose to make the following disclosure (changes underlined) in the introductory paragraph of the Kaufmann Funds:

FUND MANAGEMENT

The Fund’s Investment Adviser is Federated Equity Management Company of Pennsylvania.  The Fund’s Sub-Adviser is Federated Global Investment Management Corp.  The Fund is managed by an investment team under the leadership of Lawrence Auriana and Hans P. Utsch, Co-Heads of Investments/Federated Kaufmann.

5.  Under “Purchase and Sale of Fund Shares,” in accordance with your comment to disclose, where applicable, the minimum investment amounts for IRA accounts and systematic investment programs, the Funds will add this disclosure.

6. Under “Tax Information,” in accordance with your comment, the Funds will delete the sentence: “Redemptions and exchanges are taxable sales.”

Full Prospectus Section Comments: “What are the Principal Securities in Which the Fund Invests?”

1.
Under the sub-section entitled “Special Transactions,” in accordance with your comment to clarify whether the items disclosed in this sub-section are considered principal securities, the Funds have changed that heading to “Other Investments, Transactions and Techniques” to reflect additional investments and techniques to be employed by the Fund in managing the Fund’s portfolio.

FEDERATED CAPITAL APPRECIATION FUND

1. Under the Summary Section “What are the Fund’s Main Investment Strategies?”, in accordance with your comment to add derivative and hybrid instruments disclosure from the full strategy discussion, the Fund will add the following sentence:

  “The Fund may use derivative contracts and/or hybrid instruments to implement elements of its investment strategy as more fully described in the Fund’s Prospectus.”

2. Under the Summary Section “What are the Fund’s Main Investment Strategies?”, in accordance with your comment to add preferred stocks, convertible securities and investing in securities of other investment companies to the summary strategy, the Fund will add the following language at the end of the second sentence: “, and may also invest in convertible securities and preferred stocks of these domestic and foreign companies.”

FEDERATED KAUFMANN FUND

1. Under the Summary Section “What are the Fund’s Main Investment Strategies?”, in accordance with your comment to clarify whether the reference to “stocks” is common or preferred, the Fund will insert the word “common” before “stocks.”

2. Under the Summary Section “What are the Fund’s Main Investment Strategies?”, in accordance with your comment to add the following principal securities listed in the section “What are the Principal Securities in Which the Fund Invests?” (depositary receipts, fixed income securities, treasury securities, and derivative contracts), the Fund will add language stating the Fund may invest in such investments.

FEDERATED KAUFMANN LARGE CAP FUND

1. Under the Summary Section “What are the Fund’s Main Investment Strategies?”, in accordance with your comment to clarify whether the reference to “stocks” is common or preferred, the Fund will insert the word “common” before “stocks.”

2. Under the Summary Section “What are the Fund’s Main Investment Strategies?”, in accordance with your comment to verify the ranges disclosed for the Russell 1000 Index, specifically that the $1.8 billion low-end of the range, are accurate for a large-cap fund, the Fund will update and verify the ranges for the Russell 1000 Index.

3. Under the Summary Section “What are the Fund’s Main Investment Strategies?”, in accordance with your comment to tie the following risks listed in the section “What are the Main Risks of Investing in the Fund?” to the summary strategy (exchange-traded funds risk, credit risks and interest rate risks), the Fund will tie such risks to the Summary Investment Strategy.

FEDERATED KAUFMANN SMALL CAP FUND

1. Under the Summary Section “What are the Fund’s Main Investment Strategies?”, in accordance with your comment to clarify whether the reference to “stocks” is common or preferred, the Fund will insert the word “common” before “stocks.”

2. Under the Summary Section “What are the Fund’s Main Investment Strategies?”, in accordance with your comment to tie the following risks listed in the section “What are the Main Risks of Investing in the Fund?” to the summary strategy (sector risks, emerging market risks, risks of investing in derivative contracts and hybrid instruments and exchange traded fund risks), the Fund will tie such risks to the Summary Investment Strategy.

FEDERATED MARKET OPPORTUNITY FUND

1. Under the Summary Section Fee and Expenses Table, in accordance with your comment to indent “Dividends on Short Positions” and add an indented line beneath that for “Other Operating Expenses,” the Fund will comply with this comment.

2. Under the Summary Section Fee and Expenses Table, in accordance with your comment to delete footnote 4 “When the Fund borrows a security to make a short sale..”, the Fund will comply with this comment.

3. Under the Summary Section “What are the Fund’s Main Investment Strategies?”, in accordance with your comment to add the specific types of derivative contracts and hybrid instruments that the Fund may invest in, the Fund will add the following language:

"The Fund may invest in exchange-traded funds (ETFs), derivative contracts (such as options, swaps, and futures contracts) and hybrid instruments (such as notes linked to underlying securities, indices or commodities) or sell securities short in order to implement its overall investment strategy."

4. Under the Summary Section "What are the Fund's Main Investment Strategies?", in accordance with your comment to tie the risks listed in the section "What are the Main Risks of Investing in the Fund" to the summary strategy, the Fund will add language with respect to American Depository Receipts and emerging market securities to the summary strategy section.

5. Under the Summary Section “What are the Main Risks of Investing in the Fund?” in accordance with your comment to “Risks of Investing in Gold Bullion,” the Fund will add the following language to the "Risks of Investment in Gold Bullion": "Custodial Services and other costs relating to investment in gold bullion are generally more expensive than those associated with investing in securities. Custodial risk also refers to the fact that settlement problems could cause the Fund to not be fully protected against the losses of its assets or cause the Fund to miss attractive investment opportunities.”

FEDERATED MID CAP GROWTH STRATEGIES FUND

1. Under the Summary Section Fee and Expenses Table, you asked the Fund to confirm that the footnote to the table is required pursuant to the about the Fund’s agreement and settlement with the New York Attorney General.  If required, the Fund should confirm this to the SEC Staff in a correspondence filing.  If not required, the Fund is asked to move this disclosure to a narrative section, such as “Advisory Fees,” in the prospectus.  In accordance with your comment, the Fund has confirmed that the footnote disclosure is not required by the Fund’s agreement and settlement.  However, the Fund is making this disclosure in response to the requirements of Instruction 3(e) of Item 3 of        Form N-1A.

2. Under the Summary Section “What are the Fund’s Main Investment Strategies?”, in accordance with your comment to verify the ranges disclosed for the Russell Midcap Growth Index, specifically that the $0.025 billion low-end of the range, is accurate for a mid-cap fund and whether this index is established and used by other mid-cap funds, the Fund hereby verifies that the October 31, 2009 low end of the range is $0.028 billion and that this index is established and used by numerous other mid-cap funds.

3. Under the Summary Section “What are the Fund’s Main Investment Strategies?”, in accordance with your comment to add derivative and hybrid instruments disclosure from the full strategy discussion, the Fund will add the following sentence:

  “The Fund may use derivative contracts and/or hybrid instruments to implement elements of its investment strategy as more fully described in the Fund’s prospectus.”

FEDERATED STRATEGIC VALUE FUND

1. Under the Summary Section “What are the Fund’s Main Investment Strategies?”, in accordance with your comment to clarify whether the reference to “stocks” is common or preferred, the Fund will clarify that the reference to “stocks” will be changed to “common stocks.”

2. Under the Summary Section “What are the Fund’s Main Investment Strategies?”, in accordance with your comment to tie the following risks listed in the section “What are the Main Risks of Investing in the Fund?” to the summary strategy (liquidity risks and risks of investing in derivative contracts and hybrid instruments) the Fund will  add the following sentence:

  “The Fund may use derivative contracts and/or hybrid instruments to implement elements of its investment strategy as more fully described in the Fund’s prospectus.”

If you have any questions, please do not hesitate to contact me at (412) 288-3341.

Very truly yours,

/s/ Christina Eifler
Christina Eifler
Paralegal